For the fiscal year ended (a) 4/30/97
File number (c) 811-3981

                          SUB-ITEM 77D
                Policies With Respect to Security
                           Investments

     At   a  meeting  of  the  Board  of
Directors held on February 21, 1997, the
Directors  approved  and  authorized   a
change in investment policy permitting the Fund to hold up to 15% of its net assets in repurchase agreements which have a maturity of longer than 7 days or in other illiquid securities; and authorized a corresponding change to the Fund's Procedures for Determining the
Liquidity of Securities having Legal or Contractual Restrictions on Resale, as applicable.